                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ______________________________________

                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          NATIONAL HOME CENTERS, INC.
                       (Name of Subject Company (Issuer))

                             THE NEWMAN FAMILY, LLC
                      (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   636376105
                     (CUSIP Number of Class of Securities)
                     ______________________________________

                                DWAIN A. NEWMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          NATIONAL HOME CENTERS, INC.
                               HIGHWAY 265 NORTH
                              SPRINGDALE, ARKANSAS
                           TELEPHONE: (501) 756-1700
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                             C. DOUGLAS BUFORD, JR.
                         WRIGHT, LINDSEY & JENNINGS LLP
                      200 WEST CAPITOL AVENUE, SUITE 2200
                             LITTLE ROCK, ARKANSAS
                           TELEPHONE: (501) 371-0808

                   _________________________________________

                           CALCULATION OF FILING FEE:

Transaction Valuation*                                              Amount of Filing Fee
--------------------------------------------------------------------------------------------------------
$3,649,856                                                           $729.97
--------------------------------------------------------------------------------------------------------

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 2,607,040 shares of common stock, par value $.01 per share (the "Shares"), of National Home Centers, Inc., an Arkansas corporation (the "Company") at a price per share of $1.40 in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                        None

Form or Registration No.:                       N/A

Filing Party:                                   N/A

Date Filed:                                     N/A


[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                   =========================================

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by The Newman Family, LLC (the "Purchaser"), which is wholly-owned by Dwain A. Newman, the Chairman of the Board of Directors and majority stockholder of National Home Centers, Inc., an Arkansas corporation ("NHC"), and his wife, Glenda R. Newman, for the purpose of making this Offer. This Schedule TO relates to the Offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $.01 per Share, (the "Shares") of NHC which are not currently owned by the Purchaser or Mr. Newman for a price of $1.40 per Share net to the seller in cash, upon and subject to the conditions in the Offer to Purchase, dated November 9, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items in the Schedule TO including, without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.


Items 1 - 11.

     The information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1-11 of this Schedule TO.

Item 12.  Exhibits.

     Exhibit No.  Exhibit Name
     -----------  ------------

     (a)(1)(A)    Offer to Purchase, dated November 9, 2001.

     (a)(1)(B)    Letter of Transmittal.

     (a)(1)(C)    Notice of Guaranteed Delivery.

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Letter to Participants in the National Home Centers, Inc. Employee Stock Purchase Plan with Direction Form

     (a)(1)(G) Letter to Participants in the National Home Centers, Inc. 401(k) Retirement Plan with Direction Form

     (a)(1)(H)    Guidelines for Certification of Taxpayer Identification
                  Number.

     (a)(1)(I)    Summary Advertisement to be filed on November 9, 2001.

     (a)(1)(J) Press Release issued by National Home Centers, Inc. on August 13, 2001, incorporated by reference from the Purchaser's Schedule TO filed with the Commission on August 13, 2001.

     (a)(1)(K) Press Release issued by National Home Centers, Inc. on October 5, 2001, incorporated by reference from the Purchaser's Schedule TO filed with the Commission on October 5, 2001.

     (b)(1)       Commitment Letter of Arvest Bank, NA, dated August 23, 2001.

     (c)(1)       Opinion of Duff & Phelps, LLP ("D&P"), dated October 1, 2001.

     (e)          None.

     (f) Sections 4-27-1301 to 1331 of the Arkansas Business Corporation Act of 1987, as amended (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

     (g)          None.

     (h)          None.

Item 13.  Information Required by Schedule 13E-3.

     The audited financial statements of NHC as of and for the two years ended January 30, 2000 and January 30, 2001 are hereby expressly incorporated by reference from NHC's Annual Report on Form 10-K for the fiscal year ended January 30, 2001, filed with the Commission on April 30, 2001.

     The unaudited financial statements of NHC as of and for the six months ended July 31, 2001 are hereby expressly incorporated by reference from NHC's Quarterly Report on Form 10-Q for the quarter ended July 31, 2001, filed with the Commission on September 13, 2001.

     Except as otherwise set forth above, the information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, which includes the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO is hereby expressly incorporated herein by reference in response to Item 13 of this Schedule TO.

     Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              THE NEWMAN FAMILY, LLC



                              By:      /s/ Dwain A. Newman
                                  -------------------------------------
                                   Dwain A. Newman, Managing Member


Dated:  November 9, 2001

                                 EXHIBIT INDEX


     Exhibit No.  Exhibit Name
     -----------  ------------

     (a)(1)(A)    Offer to Purchase, dated November 9, 2001.

     (a)(1)(B)    Letter of Transmittal.

     (a)(1)(C)    Notice of Guaranteed Delivery.

     (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F) Letter to Participants in the National Home Centers, Inc. Employee Stock Purchase Plan with Direction Form

     (a)(1)(G) Letter to Participants in the National Home Centers, Inc. 401(k) Retirement Plan with Direction Form

     (a)(1)(H)    Guidelines for Certification of Taxpayer Identification
                  Number.

     (a)(1)(I)    Summary Advertisement to be filed on November 9, 2001.

     (a)(1)(J) Press Release issued by National Home Centers, Inc. on August 13, 2001, incorporated by reference from the Purchaser's Schedule TO filed with the Commission on August 13, 2001.

     (a)(1)(K) Press Release issued by National Home Centers, Inc. on October 5, 2001, incorporated by reference from the Purchaser's Schedule TO filed with the Commission on October 5, 2001.

     (b)(1)       Commitment Letter of Arvest Bank, NA, dated August 23, 2001.

     (c)(1)       Opinion of Duff & Phelps, LLP ("D&P"), dated October 1, 2001.

     (e)          None.

     (f) Sections 4-27-1301 to 1331 of the Arkansas Business Corporation Act of 1987, as amended (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

     (g)          None.

     (h)          None.